United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 8-A/A No. 1

For Registration of Certain Classes of Securities Pursuant to Section 12(b) or
12(g) of the Securities Exchange Act of 1934

INTERMET Corporation
(Exact name of registrant as specified in its charter)

Georgia (State of incorporation or organization)	58-1563873 (IRS Employer Identification No.)

5445 Corporate Drive, Suite 200, Troy, Michigan (Address of principal executive offices)	48098-2683 (Zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box _

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box X

Securities Act registration statement file number to which this form relates: 0-13787 (if applicable).

Securities to be registered pursuant to 12(b) of the Act:

Title of each class to be so registered None	Name of each exchange on which each class is to be registered Not applicable

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.10 par value
(Title of class)

This report amends the current report on Form 8-A of INTERMET Corporation filed on August 6, 1985, relating to INTERMET’s registration of its common stock, $0.10 par value, under Section 12(g) of the Securities Exchange Act of 1934. This amendment should be read in conjunction with such filing.

Information Required in Registration Statement

Item 1. Description of Registrant’s Securities to be Registered.

INTERMET Corporation is authorized to issue 50 million shares of common stock, par value $0.10 per share, and five million shares of preferred stock, par value $1.00 per share. On June 30, 2000, INTERMET had issued and outstanding 25,385,824 shares of common stock, options to purchase 1,208,800 shares of common stock and no shares of preferred stock.

Common Stock

Dividend Rights. The holders of common stock are entitled to dividends and other distributions as and when declared out of assets legally available therefor, subject to the dividend rights of any preferred stock that may be issued in the future.

Voting Rights. The holders of common stock are entitled to one vote per share and to vote for directors on a non-cumulative basis.

Liquidation Rights. Upon liquidation, the holders of common stock are entitled to share equally in any distribution available to holders of common stock, subject to any rights of holders of preferred stock hereafter issued.

Preemptive Rights. Holders of common stock do not have preemptive or other rights to subscribe for additional shares.

Redemption Provisions. The common stock is not subject to redemption.

Shareholder Protection Rights Agreement. In connection with the shareholder protection rights agreement, dated October 6, 1995, INTERMET’s board of directors declared a dividend of one preferred share purchase right for each share of INTERMET’s common stock, par value $0.10 per share, which was held of record at the close of business on October 17, 1995, or issued thereafter and prior to the separation time (as defined in the rights agreement). Certificates representing shares of common stock presently also evidence one right for each share of common stock evidenced by the certificate. The rights are intended to protect the shareholders in the event of an unsolicited attempt to acquire INTERMET and the rights become exercisable upon the occurrence of certain events. The rights are transferred automatically with the transfer of the common stock until separate rights certificates are distributed upon occurrence of certain events. The rights may have the effect of delaying, deferring or preventing a person from acquiring INTERMET or accomplishing change in control of its board of directors. The terms of the rights were summarized in a Form 8-A registering the rights filed with the Securities and Exchange Commission on October 11, 1995. On October 17, 1997, INTERMET amended the rights agreement to provide that certain institutional investors who own in excess of 10% but less than 15% are not acquiring persons (as defined in the rights agreement). The shareholder protection rights agreement provides, under certain circumstances, for the issuance of a new series of preferred stock having the rights and preferences described in Exhibit B to the plan. The rights agreement and its amendment are included as exhibits to this filing.

Preferred Stock

Preferred stock may be issued by the board of directors from time to time in one or more series for such consideration and, within certain limits, with such relative rights and preferences as the board may determine. Accordingly, the board has the power to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences and conversion rights for any series of preferred stock issued in the future. The board of directors, without shareholder approval, could use preferred stock with voting and conversion rights that would adversely affect the voting power of the holders of common stock. The existence of issued preferred stock could delay or prevent an attempted takeover of INTERMET.

Charter Provision

INTERMET’s articles of incorporation eliminate, subject to exceptions provided by Georgia law, the liability of INTERMET’s directors to INTERMET or INTERMET’s shareholders or any other person for breach of any duty as a director, whether as a fiduciary or otherwise. Georgia law provides that no provision in articles of incorporation or bylaws shall eliminate or limit the liability of a director for

1.	any appropriation, in violation of the director’s duties, of any business opportunity of INTERMET,
2.	acts or omissions which involve intentional misconduct or a knowing violation of law,
3.	unlawful corporate distributions, or
4.	any transaction from which the director received an improper personal benefit.

Liability for monetary damages would remain unaffected by the articles of incorporation if liability is based on any of these grounds. Liability for monetary damages for violations of federal securities laws also remains unaffected. This provision of the articles of incorporation will limit the remedies available to a shareholder dissatisfied with a board decision that is protected by this provision. A shareholder’s only remedy in such a circumstance may be to bring a suit to prevent the board’s action. In many situations, this remedy may not be effective. For example, when shareholders are not aware of a transaction or an event until it is too late to prevent it. In these cases, the shareholders and INTERMET could be injured by a board decision and have no effective remedy.

Item 2. Exhibits

1(a)	Amended and Restated Articles of Incorporation of INTERMET

(included as Exhibit 4.1 to INTERMET’s Form S-3 Registration

Statement, filed June 3, 1992, File No. 33-48304, previously filed with the Commission and incorporated by reference into this

filing).

1(b)	By-laws of INTERMET, as amended through December 2, 1999.

(included as Exhibit 3.2 to INTERMET’s Annual Report on Form 10-K

for the fiscal year ended December 31, 1999, File No. 0-13787,

previously filed with the Commission and incorporated by reference into this filing).

2(a)	Shareholder Protection Rights Agreement, dated October 6, 1995 between INTERMET and Trust Company Bank, as Rights Agent (included as Exhibit 4 to INTERMET’s Form 8-K, having an event date of

October 6, 1995, File No. 0-13787, previously filed with the

Commission and incorporated by reference into this filing).

2(b)	Amendment No. 1, dated October 16, 1997, to the Shareholder

Protection Rights Agreement between INTERMET and Trust Company

Bank, as rights agent (included as Exhibit 4 to INTERMET’s Form

8-A12G/A, File No. 0-13787, previously filed with the Commission and incorporated by reference into this filing).

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

INTERMET Corporation

By: /s/ Ronald C. Ryninger Jr. Ronald C. Ryninger Jr. Corporate Controller (Principal Accounting Officer)

Date: June 27, 2000

5